INNOVEGA INC

11900 NE 1st St, Ste. 300, Bellevue, WA 98005

March 30, 2021

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Deanna Virginio, Tim Buchmiller, Eric Atallah and Mary Mast
Division of Corporation Finance
Office of Life Sciences

Re: Innovega Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 15, 2021

File No. 024-11441

Dear Ms. Virginio, Mr. Buchmiller, Mr. Atallah and Ms. Mast:

We are in receipt of the Commission’s Comment Letter, dated March 29, 2021, to Innovega Inc. (the “Company”) pertaining to Amendment No.1 to the Offering Statement on Form 1-A filed on March 15, 2021 (the “Offering Statement”). We have set forth below each comment followed by our response. Where appropriate we have revised the Offering Statement to reflect our responses, which will be redlined for the convenience of the Staff.

Amendment No. 1 to Offering Statement on Form 1-A

Security Ownership of Management and Certain Security Holders, page 32

1.	We note your response to prior comment 8, including that THL Z Limited is a wholly- owned subsidiary of, and is controlled by, a listed company. Please revise your disclosure, if true, to state that such parent company has voting and/or investment power over the shares held by THL Z Limited and identify the parent company.

Response: On March 30, 2021, the Company filed Amendment No. 3 to the Offering Statement (File no. 024-11441). Amendment No.3 contains the requested revisions to the disclosures to reflect the parent entity that has voting and dispositive power over shares held by THL Z limited. Please note that Amendment No.3 was filed with additional exhibits similar to those filed on March 18, 2021.

Very truly yours,

/s/ Stephen Willey
Stephen Willey
Chief Executive Officer